Mail Stop 4561

July 5, 2006

Mr. Robert Burden
President
PlayBOX (US) Inc.
Suite 5.15, 130 Shaftesbury Avenue
London, England W1D 5EU

> **Re: PlayBOX (US) Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 8, 2006**
> **Registration No. 333-134852**

Dear Mr. Burden:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In addition, in some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form SB-2</u>

<u>General</u>

1.   Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment. In addition, we note we are unable to read the detail on many of the screenshots such as the one on page 35. Please provide us with more legible copies of the artwork for our review.

Cover Page

2.   Please delete numbered paragraphs (1)-(4), as detailed information of this type is not necessary or appropriate for cover page presentation. Also delete the first sentence of the summary as well as the second paragraph of the summary, as specialized definitions do not appear necessary to an understanding of your document.

Table of Contents, page 3

3.   The Table of Contents should contain references to the location of the most significant parts of your document. As such, please delete the references to each specific risk factor and each subheading.

Prospectus Summary, page 7

4.   Please expand the fifth paragraph under the heading "Our Business" to describe concisely the nature of the rights to "commercially exploit the PlayBox software" that you received and the nature of the "intellectual property underlying the PlayBox application" and how those rights differ from or extend the rights to "commercially exploit". To the extent there are material scope of use or other limitations with respect to the technology, those restrictions on your technology ownership rights should be briefly described. Furthermore, the significance of the termination of the "agency exploitation agreement" and why that event is of sufficient significance to justify presentation in the summary is not clear. Please revise as appropriate. Also, please cross-reference to the specific page of your filing where the technology description and acquisition process is described in appropriate detail.

Risk Factors

Risks Related to our Business and Financial Condition

If were are unable to obtain additional financing, page 11

5.   We note that certain of your risk factors lack qualitative or quantitative data that is helpful to investors in understanding the risk factor presented. For example, in this risk factor please include how much additional funding is required to operate over the next 12 months and disclose how much cash you have on hand.   Please revise your risk factor disclosure where applicable, to provide additional qualitative or quantitative data.

<u>As we contract our software development…, page 14</u>

6.   We note that in this risk factor and in other sections you discuss "arm's length" companies. Please revise to clarify what is meant by an "arm's length" company. If you seek to describe arms' length negotiations, please disclose the factors you considered to determine the negotiations with each company were at arm's length.

7.   Please advise why you have not filed your development contract with Xeris S.R.O.

<u>Selling Stockholders, page 18</u>

8.   A description of all material transactions with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-K. Please revise to disclose clearly for each selling security holder the transactions by which they received their shares subject to resale. We note cross-references in your footnotes to other sections where the material terms of the transaction are contained may be appropriate.   You should also identify the creditor who converted $130,000 in loans throughout the document. Describe the transactions through which these funds were loaned.

9.   While the fee table and the front cover disclose that 9,850,139 shares are being registered, the table in the section appears to include only 9,830,139 shares. Please reconcile the disparity or otherwise advise us.

10.   Please continue to update your selling stockholder information as of a recently practicable date prior to filing your next amendment.

<u>Plan of Distribution, page 21</u>

11.   You indicate that the selling security holders may engage in short sales. Please confirm that that you and the selling security holders are aware of interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

<u>Directors, Executive Officers, Promoters and Control Persons</u>

12.   Please disclose the time periods during which Mr. Burden was principally employed in the various positions that you identify.

13.   Please disclose in greater detail the specific experience Mr. Burden has in financial accounting and preparation of reports under the Exchange Act. Consider if risk factor disclosure is appropriate to alert investors to any risks associated with Mr. Burden's apparently limited experience in managing a

reporting company and serving as its principal financial (and chief accounting officer, if applicable).

14.   Please advise if Mr. Burden received compensation pursuant to Item 2 of the Letter Agreement dated April 13, 2004.

Security Ownership of Certain Beneficial Owners and Management, page 25

15.   We note disclosure in this section that Laura Mouck is the director of N.D. Holdings Ltd and that Stuart Ford is a designated partner and is the administrator of the Keydata Technology Partnership 1 LLP. However, the disclosure does not clearly identify whether Mr. Ford and Mrs. Mouck are the natural persons with sole or shared voting or dispositive power over the shares held of record by each of these shareholders. Please revise this section to identify clearly the natural person(s) with sole or shared voting or dispositive power over the shares. In revising this section, consider revising your discussion to describe clearly Messrs. Carter and Ford's s role in the Keydata Technology Partnership since it appears you are using them interchangeably.

Organization since Incorporation, page 29

16.   We note that there are numerous business transactions discussed in this section with little emphasis on their significance to the company or the business reasons for the transactions. Please revise to limit the text to a discussion of transactions that are material or necessary to a shareholder understanding of your company. As applicable, disclose the rationale behind the transactions discussed in this section including:

- The circumstances by which Annette Cocker was selected as president, secretary, treasurer and sole director and why she incorporated Boyd just ten days prior to entering into a letter of intent to exchange shares with PlayBOX (UK);
- Why the $200,000 fundraising minimum was instituted and why the share exchange occurred without raising the necessary $200,000;
- In addition to responding to comment 34 please address why you did not issue shares directly to Keydata Technology Partnership 1 LLP in exchange for online music application; please also disclose the consideration given by Keydata Technology in exchange for the PlayBOX technology; and
- Outlander's role in forming PlayBOX UK in addition to standard administrative services. Please also advise as to the business rationale for establishing PlayBOX UK instead of conducting sales under PlayBOX Inc.

Description of Business

Corporate Organization of PlayBOX, page 30

17.   We note that the Timothy M. Cocker, Director of MIR Technologies LLC executed the Agency Exploitation Agreement. Please advise as to his relationship, if any with Annette Cocker. Please advise if there are relationships between the four entities discussed or Keydata and any of your affiliates or promoters.

18.   Please advise if Outlander Management provided any placement agent services or assisted in fundraising activities.   Please also disclose the relationship (beyond the shared director) between Azuracle and Outlander and advise if Azuracle is considered the successor company to Outlander.   We note for example that PlayBOX (US), Outlander and Azuracle share the same principal offices.

Industry Background, page 32

19.   We note your reference to data from the IFPI Digital Music Report. For this data or any other data you cite, please provide us with marked copies of the articles containing the data. Tell us whether the information you attribute to these sources is generally available to the public without charge or at a nominal cost and if so, please tell us where the information is available.

PlayBOX Online Music Application, page 34

20.   We note your discussion of your "web designs" and website developers. We note it appears you have only one employee who appears to have little web development and design experience. Please revise to discuss the apparent outsourcing requirement for your web development and discuss Xeris' role if any in the development or future development of websites.

21.   We note disclosure that the Little Bazaar is one example of your Bespoke interface. It appears you only have that one Bespoke interface. Please advise or revise to clearly indicate the limited number of active Bespoke or other interferences.

22.   Please advise if PlayBOX runs its own primary and back-up Linux servers or contracts with another firm to provide service. What is the role of Open Hosting Ltd? Please also consider risk factor disclosure that addresses any material risk that you will be unable to guarantee 99.9% up-time.

23.   In your response letter, please describe the status of the convertible loan financing, including the nature of the soliciting material that has been provided to investors. Are there any oral or written commitments entered into? Please describe the nature of the proposed investors, including whether any offers have been made to selling stockholders named in this registration statement. Discuss why you believe such offering does not involve directed selling efforts in the United States.

24.   We note disclosure on page 38 that discusses ePDQ system for online payments. Please advise who is liable for any unauthorized charges on ePDQ System: the credit card issuer, PlayBOX, or another party.

25.   Please provide support for your statement on page 41 that your service offers competitor matching at a <u>much more affordable price</u>.

<u>Compliance with Government Regulation, page 44</u>

26.   We note your disclosure addresses government regulation in the United Kingdom. If you plan to expand to any other jurisdictions where there may be probable and material governmental regulations please discuss them in this section. See Item 101(b)(9) and (8) of Regulation S-B. If not, consider revising to more clearly state your intent remains local and how that will impact your growth.

<u>Competition, page 44</u>

27.   Please discuss in materially complete terms the relative position in the current market in which you operate, including quantitative and qualitative information to the extent known. Although you claim competitive advantages there is little discussion of competitive disadvantages such as the size of and experience of your competitors. Further, it appears as if you will initially be marketing with artists in London, England. Consider describing your competition at the level at which you realistically expect to conduct business.

<u>Management's Discussion and Analysis or Plan of Operations, page 47</u>

28.   You reported revenues from operations for the last fiscal year and the interim periods in the current fiscal year. As result you should revise your "Management's Discussion and Analysis or Plan of Operation" section to include information responsive to Item 303(b) and (c) of Regulation S-B. See Item 303 of Regulation S-B.

Certain Relationships and Related Transactions, page 53

29.   Please provide details on the circumstances by which DeBondo Capital Inc.
        advanced expenses. Please advise why you have not filed any agreements in
        connection with such advance.

Financial Statements, page 58

General

30.   The index to the financial statements appearing on page 58 refers to financial
        statements and an independent auditor's report for Boyd Holdings Inc. as of and
        for the period ended September 30, 2005. However, these financial statements do
        not appear to be included in the filing. Review and revise as needed. Note that
        this comment also applies to the consent provided by your independent auditor
        and included as Exhibit 23.1

PlayBOX (US) Inc.

Interim Consolidated Statements of Operations, page F-4

31.   Please explain your basis for recording the expense related to the PlayBOX
        intellectual property purchase as a non-operating expense. As part of your
        response, please refer to the authoritative guidance you relied upon in determining
        your accounting.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-9

32.   Currently, disclosure regarding your revenue recognition policy is general in
        nature and does not appear to provide sufficient specific disclosure with respect to
        the nature of the products or services you provide or the terms of the
        arrangements under which you provide them. Please provide us with the
        following:

        • Clearly identify the products or services from which you will derive
          material amounts of revenue;
        • Please describe to us the extent to which you sell software as part of your
          arrangements and indicate whether you account for any such sales in
          accordance with SOP 97-2. For arrangements that include software and

> are not accounted for under SOP 97-2, explain how you considered
> paragraph 2 of the SOP;
> - Describe the material terms of your contracts under which you provide the
>   products or services;
> - Identify the elements included in each material type of revenue
>   transaction;
> - Identify all criteria considered in determining when to recognize revenue
>   and explain how you determine when each of the identified criteria have
>   been met;
> - For transactions with multiple elements, describe each element and
>   explain to us how you recognize the related revenue. Support your basis
>   for accounting for any elements separately and explain how you determine
>   whether the appropriate criteria have been met in order to recognize
>   revenue; and
> - Identify all authoritative literature that you have relied on in developing
>   your revenue recognition policies. Indicate your basis for concluding that
>   the identified literature is applicable, and that your policies comply with
>   that literature. Explain how you considered the guidance of EITF 00-3.

Please be specific in your response. Consider revising the notes to your financial statements to provide corresponding disclosure.

33.   You disclose that revenues from fixed price, long-term service and development contracts is recognized based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Explain to us why you believe this revenue recognition policy is appropriate. As part of your response, provide the following:

- Describe the specific services performed;
- Also, describe all material terms of the arrangements under which the services are performed; and,
- Explain to us how you determine both the amount of service provided in a given period and the total services to be provided over the entire contract.

Note 4. Agency Exploitation Agreement, page F-14

34.   We note that you have expensed the value assigned to the PlayBOX intellectual property. Explain to us, in detail your basis for this accounting. As part of your response, tell us your assessment of the stage of development of this technology when it was acquired. Explain how this assessment compares to the description provided under the heading "Development of the PlayBOX Application", appearing on page 39 of your filing. Also, explain why you have evaluated the

PlayBOX application under SFAS 86 as opposed to SOP 98-1. See EITF 00-2 and EITF 00-3.

35.   Tell us whether there was any relationship between you or PlayBOX Inc and Keydata Technology Partnership at the time you acquired the intellectual property rights to the PlayBOX application. If so, describe the nature and extent of that relationship. Also, tell us when and how Keydata acquired the intellectual property.

PlayBOX Media Limited

Report of Independent Registered Public Accounting Firm, page F-20

36.   We note that you are incorporated in the state of Nevada. We further note that substantially all of your assets and operations appear to be located in the United Kingdom. In light of these considerations, please tell us why you engaged an auditor located in Canada to serve as your principal auditor. Also, tell us how the audits of your operations in the U.K. were conducted. For example, did your current auditor travel to the U.K. to conduct the audit or was another audit firm involved? If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, tell us who planned the audit, who supervised the audit, and the role played by any other audit firm or accountant in the audit in the U.K. Finally, please tell us whether you plan to continue to use your current auditor in the future in light of the location of your operations.

Note 4. Agency Exploitation Agreement, page F-34

37.   The final sentence of this note includes reference to Notes 10c and 10d. However, the referenced notes do not appear to be included in the financial statements. Review and revise as needed.

Where you can find More Information, page 59

38.   Please note the address of the SEC Headquarters is now 100 F Street, N.E. Washington, D.C. 20549.

39.   We note your statement that "[o]nce such effectiveness is granted, if ever, we plan to file a registration statement pursuant to the Exchange Act in order to register our common stock under Section 12(g) of the Exchange Act." Please advise if risk factor or other disclosure is appropriate to convey to investors that you will only be subject to the 15(d) periodic reporting requirements, unless Section 12 registration takes place. For example, consider whether shareholders should be

advised that you would not be subject to certain proxy, tender offer and beneficial ownership rules and reporting obligations.

Recent Sales of Unregistered Securities, page 62

40.   It appears registration rights were granted to in connection with the settlement of the outstanding loan. Please revise accordingly.

Signatures

41.   Please revise to include if true, that Mr. Burden is also executing the Form SB-2 as the controller or principal accounting officer. See instruction 1 to the "Signatures" section of Form SB-2.

Exhibit 10.1

42.   We note Keydata Technology Partnership 1 LLP is listed on each page of the document but is not a signatory thereto. Please advise why they are listed on the bottom of each page, for example were they expected to initial each page.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. If you have any other questions, please call Adam Halper at (202) 551-3482. If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (604) 685-7084
        Mr. Michael H. Taylor
        Lang Michener LLP